Mail Stop 4561

April 8, 2008

John V. Mulvaney, Sr.
Vice President, Chief Financial Officer and Treasurer
Navistar Financial Corporation
425 N. Martingale Road
Schaumburg, IL 60173

       RE: **Navistar Financial Corporation**
               Form 10-K for Fiscal Year Ended October 31, 2004
               Form 10-K for Fiscal Year Ended October 31, 2005
               Filed February 15, 2005 and December 10, 2007 (respectively)
               File No. 001-04146

Dear Mr. Mulvaney,

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Paul Cline
               Senior Accountant